UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Barington/Hilco Acquisition Corp.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

06759V1017
(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 6th Floor

New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No.	06759V1017	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Companies Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.	06759V1017	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Capital Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 06759V1017	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LNA Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 06759V1017	Page 5 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James A. Mitarotonda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D

Amendment No. 1

Item 1.   Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2015 (the “Schedule 13D”), relating to the common stock, $0.0001 par value (the “Common Stock”), of Barington/Hilco Acquisition Corp, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 10990 Wilshire Blvd., Penthouse, Los Angeles, CA 90024.

Item 2.   Identity and Background

Item 2 to this Schedule 13D is amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Advisors, LLC (“BCA”), Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

BCA is a Delaware limited liability company. The principal business of BCA is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of BCA is 888 Seventh Avenue, 6th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of BCA.

BCA is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 6th  Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 6th Floor, New York, New York 10019. James A. Mitarotonda, a United States citizen, is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule I to the Schedule 13D and incorporated herein by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 6th Floor, New York, New York 10019.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.

Item 4.   Purpose of Transaction

Item 4 to this Schedule 13D is amended by adding the following:

The Company, BCA, Hilco Global (“Hilco Global”), Hilco Merchant Resources, LLC (“HMR” and, together with Hilco Global, collectively, “Hilco”), and certain additional parties, including members of the board of directors of the Company (together with Barington and Hilco, the “Sellers”), entered into an agreement dated as of January 3, 2018 (the “Agreement”) with Sweiss Ventures, LLC, a Nevada limited liability company (“Sweiss”), DMZ1 Holdings, LLC, a New York limited liability company (“DMZ”), BAG Spac 1, LLC, a Delaware limited liability company (“BAG”), PLA99, LLC, a Delaware limited liability company (”PLA”), and Oreva Partners, LLC, a Delaware limited liability company (“Oreva” and together with Sweiss, DMZ, BAG and PLA, the “Investors”).

Pursuant to the Agreement, the Sellers agreed to transfer to the Investors an aggregate of (a) 1,035,767 shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), and (b) an aggregate of 142,500 warrants to purchase an additional 142,500 shares of Common Stock (collectively, the “Transferred Securities”). The 1,035,767 shares of Common Stock included in the Transferred Securities represented 96.5% of an aggregate of 1,073,267 insider promoter shares of Common Stock of the Company owned of record and beneficially by the Sellers (the “Insider Shares”). Under the Agreement, the Sellers retained an aggregate of (i) 285,000 shares of Common Stock and associated rights, which entitle a holder to receive one-tenth (1/10) of a share of Common Stock (the “Rights”), and (ii) 37,500 promotional shares of Common Stock that were issued to directors and officers of the Company and the acting chief financial officer of the Company as compensation for their services to the Company.

Pending the Company’s ability to effect a business combination with an unaffiliated entity that is approved by the Company’s stockholders (a “Business Combination”), the Insider Shares originally issued to the Sellers in connection with the formation of the Company as a special purpose acquisition corporation in 2014 were placed in escrow pursuant to a share escrow agreement dated as of February 5, 2015 by and among the Sellers, the Company and Continental Stock Transfer & Trust Company (“CSTC”). The Transferred Securities issued to the Investors will continue to be retained in escrow with CSTC pursuant to a separate letter agreement among the Sellers and the Investors, dated January 3, 2018. The Sellers also agreed to assign to the Investors their registration rights with respect to the Transferred Securities and the Investors agreed to comply with such registration rights agreement. In addition, the Investors agreed to provide certain indemnification rights to the Sellers and to maintain in effect the current directors’ and officers’ liability insurance policy maintained by the Company (or a policy of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Sellers).

In consideration for their receipt of the Transferred Securities and its affiliates obtaining control of the board of directors of the Company as described in Item 5.02 below, the Investors and its affiliates and associates agreed to use its and their best efforts to locate and consummate, on or prior to the June 30, 2018, a Business Combination for the Company acceptable to the Company’s stockholders. In addition, the Investors paid on behalf of the Company, or reimbursed the Sellers for, $154,000, representing three months prepaid interest required to be paid by the Company to obtain an extension of the date by which the Company has to complete a Business Combination (the “Extension”), and other accrued fees and expenses, and agreed pay to approximately $59,229 in additional documented Company expenses within 30 days. The Investors also agreed to assume responsibility for all ongoing costs and expenses of the Company, including, without limitation, interest expenses associated with the Extension and costs and expenses associated with operating and maintaining a publicly traded company following the closing of the transactions contemplated by this Agreement.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 to this Schedule 13D is amended and restated as follows:

(a)       As of the close of business on February 20, 2018, BCA beneficially owns an aggregate of 122,500 shares of Common Stock, representing approximately 5.45%1 of the 2,246,236 shares of Common Stock issued and outstanding on that date (the “Issued and Outstanding Shares”). BCA also owns 122,500 rights to receive one-tenth of one share of Common Stock in the event that the Company consummates a Business Combination. As the majority member of BCA, Barington Capital Group, L.P. may be deemed to beneficially own the 122,500 shares of Common Stock beneficially owned by BCA. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 122,500 shares of Common Stock beneficially owned by BCA. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 122,500 shares of Common Stock beneficially owned by BCA. In addition, Mr. Mitarotonda owns 7,500 shares of Common Stock in his personal capacity. Mr. Mitarotonda has sole voting and dispositive power with respect to the 122,500 shares of Common Stock beneficially owned by BCA and the 7,500 shares of Common Stock he owns in his personal capacity, representing in the aggregate approximately 5.79% of the Issued and Outstanding Shares. Mr. Mitarotonda disclaims beneficial ownership of the 122,500 shares of Common Stock beneficially owned by BCA except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)       BCA, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other persons within the same chain of ownership.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)       Other than the transactions described in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to this Schedule 13D is amended by adding the following:

On January 3, 2018, BCA and James Mitarotonda entered into the Agreement. See Item 4.

1 Based upon 2,246,236 shares of Common Stock of the Company. Amount based on 2,784,040 shares outstanding as of December 5, 2018 (based on the Form DEF 14A filed on December 15, 2017 by the Company), less 537,804 shares subsequently redeemed (based on the Form 8-K filed on January 4, 2018 by the Company).

Item 7.   Material to Be Filed as Exhibits

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2	Agreement, dated as of January 3, 2018, by and among Barington/Hilco Acquisition Corp. (the “Company”), Barington Companies Advisors, LLC, Hilco Global, Hilco Merchant Resources, LLC, and certain additional parties, including members of the board of directors of the Company, Sweiss Ventures, LLC, DMZ1 Holdings, LLC, BAG Spac 1, LLC, PLA99, LLC, and Oreva Partners, LLC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 9, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of February 21, 2018

BARINGTON COMPANIES ADVISORS, LLC
By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda